CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

03032579

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Madrid, 23 September 2003

SEC MAIL PROCESSING RECEIVED OCT 06 2003 WASH SECTION 181

PROCESSED OCT 09 2003 THOMSON FINANCIAL

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

dw 10/8

R. Merc. de Madrid Tomo 307, Libro 0, Folio 94 Sección 8, Hoja M-6153 - CIF A-08/055741

Notice is hereby given to the CNMV that the Board of Directors, in its meeting of 17 September 2003, has resolved to appoint Mr. Victor Bultó Millet as a member of the Board of Directors, following the co-optation procedure, replacing Mr. Sebastián Homet Duprá.

Madrid, 17 September 2003

COMISION NACIONAL DEL MERCADO DE VALORES. PASEO DE LA CASTELLANA, 19. MADRID